EXHIBIT 12.2

DUKE REALTY CORPORATION

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands except ratios)

Nine Months Ended September 30, 2007

Net income from continuing operations, less preferred dividends	$50,046
Minority interest in earnings of common unitholders	3,634
Interest expense (excludes amortization of deferred financing fees)	116,776
Earnings before debt service	$170,456

Interest expense (excludes amortization of deferred financing fees)	$116,776
Recurring principal amortization	7,832
Total debt service	$124,608

Ratio of earnings to debt service	1.37